Exhibit 10.1

Non Recourse, Secured Promissory Note

Date:	January 30, 2003
Maker:	ADS Equity Partners, LP, a Texas Limited Partnership
Maker's Mailing Address:	3811 Bee Cave Road, Suite 210 Austin, Texas 78746
Payee:	Alternate Delivery Solutions, Inc. ("ADS")
Place for Payment:	Attn: Dub Doyal 15454 Tradesman San Antonio, Texas 78249
Principal Amount:	$545,000.00
Sole Recourse/Collateral:	40,714 shares of ADS's common stock, or as adjusted for the Stock Exchange with NHLT, or for any further split, merger, combination, reclassification, reorganization or other occurrence in which the character and nature of the Collateral is materially altered (the "Stock")
Maturity Date:	August 16, 2003
Annual Interest Rate on Unpaid Principal from Date:	Seven Percent (7%) per annum (360-day year)

Terms of Payment of Principal and Interest:

Maker promises to pay to the order to Payee, at the place for payment stated above, the principal amount stated above plus interest at the rate stated above, according to the following terms of payment:

The Maturity Date may be extended by mutual agreement of Maker and Payee.

This Note is due and payable in a single installment of principal and unpaid and accrued interest on the Maturity Date, when this Note shall mature and be fully due and payable. This Note may be prepaid at any time, all or part, without penalty. Upon any prepayment, ADS agrees to release so much of the Stock from the Security Agreement and Pledge Agreement and to deliver said Stock to Maker, at the rate of $14.00 per share, or as adjusted for the stock exchange with NHLT.

This Note shall be in default if any installment or payment of principal or interest of this Note is not paid when due.

If this Note is not prepaid or paid in full at maturity, the only recourse shall be the Stock. This Note is non-recourse as to any means of collection other than redemption of the Stock. The Stock shall constitute the sole collateral used to secure the Note, and ADS shall be limited to redemption of the Stock upon an event of default. In the event of default ADS shall have no other recourse to other assets, guarantees, or assignments of interest of Maker. This Loan is "non-recourse" as to any assets of the Maker, other entity, or individual beyond the Stock. Payee waives any rights to recovery of collection costs, attorneys' fees.

It is the intention of Maker and Payee to conform strictly to applicable usury laws. Accordingly, if the transactions contemplated in this Note would be usurious under applicable law, then in that event, notwithstanding anything to the contrary in any agreement entered into in connection with or as security for the Note, it is agreed as follows:

i.   The aggregate of all consideration which constitutes interest under applicable law that is taken, reserved, contracted for, charged or received under this Note of under any of the other aforesaid agreements or otherwise in connection with this Note shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited on this Note by the holder hereof, or (if this Note shall have been paid in full) refunded to Maker;

Determination of the rate of interest for determining whether the loans hereunder are usurious shall be made by amortizing, prorating, allocating and spreading, during the full stated term of such loans, all interest at any time contracted for, charged or received from the Maker in connection with such loans, and any excess shall be cancelled, credited or refunded as set for in item (i.);

In the event that maturity of this Note is accelerated by reason of an election by the holder of this Note resulting from any default hereunder or otherwise, or in the event of any required or permitted prepayment, then such consideration that constitutes interest may never include more than the maximum amount allowed by applicable law, and excess interest, if any provided for in this Note or otherwise shall be cancelled automatically as of the date of such acceleration or prepayment and, if theretofore prepaid, shall be credited on this Note; or if this Note shall be been paid in full, refunded to Maker.

This Note shall be construed under and governed by the laws of the State of Texas (including applicable Federal Law), but in any event Texas Revised Civil Statutes Annotated, Article 5069, Chapter 15, as amended (which regulates certain revolving loan accounts and revolving tri-party accounts) shall not apply to the loan evidenced by this Note.

Unless changed in accordance with law, the applicable rate ceiling under Texas law shall be the indicated (weekly) rate ceiling from time to time in effect as provided in Texas Revised Civil Statutes Annotated, Article 5069, as amended.

Wherefore, intending to be legally bound by this document, Maker has executed this Note.

ADS Equity Partners, LP, a Texas Limited Partnership

Austin Capital, LLC
Co-General Partner

By: _Bryan Forman_
Bryan Forman, Member